FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT

(MACAU) LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Executive Vice President and Chief Financial Officer

Date: August 17, 2007

Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco PBL Entertainment Reports Second Quarter 2007 Results

New York, August 17, 2007 – Melco PBL Entertainment (Macau) Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused exclusively on the Macau market, today reported financial results for the second quarter and six months ended June 30, 2007.

Commentary

In announcing the Company’s second quarter 2007 results, Lawrence Ho, Chief Executive Officer and Co-Chairman of MPEL, said, “The second quarter was a period of transition for MPEL. Our results reflect the partial opening of Crown Macau in mid-May with VIP facilities, hotel room inventory and other facilities progressively becoming available. The second quarter results at Crown Macau are clearly not yet representative of the property’s longer-term potential.

“All major construction and finishing works at Crown Macau were completed during July. We believe Crown Macau will receive full recognition as a pre-eminent VIP gaming experience in Macau.

“In the 50 days of operations during the second quarter, average daily VIP rolling chip volume at Crown Macau was US$20 million. Average daily VIP rolling chip volume increased by 120% to US$44 million in July 2007 and it has improved by a further 25% to over US$55 million since the beginning of August, demonstrating the ongoing sequential improvement in Crown Macau’s core VIP business.

“Market share is also trending in the right direction. In May and June, Crown Macua’s market share of total gaming revenue was roughly 1.7% and 2.7%, respectively. In July, its market share increased to 4.9%.

“The gaming market in Macau as a whole has enjoyed unparalleled growth over the last few years, fuelled by the strong growth of the VIP segment. Our decision to position Crown Macau as an up-market VIP property is proving to be a sound one.

“Based on the initial operating results at Crown Macau which has been characterized by increasingly strong VIP play, we have determined to seek opportunities to further enhance our VIP capacity at the property, combined with a commensurate consolidation of our mass market capacity.

“We are working on a number of new business opportunities with various junket operators and expect to be in a position to make further announcements in relation to these initiatives in the near term.

“Our mass market business has been, and continues to be, our greatest challenge. New promotional strategies and an expected shift in visitation patterns at Macau’s land and sea arrival points over the coming months, should enable the premium mass market offering at Crown Macau to become competitive.

“Our world-class Crown Macau management team has a unique combination of international expertise and strong local knowledge. To further enhance our competitive edge, we have made some recent targeted additions to this already strong group of executives at the property”, Mr. Ho concluded.

James Packer, Co-Chairman of Melco PBL Entertainment, added, “Additional emphasis on Crown Macau’s premium position in the market is the right one, in our view. We also believe that the Crown International marketing network throughout the region will provide a strong advantage to Crown Macau”.

Company-wide Operating Results

Total revenue, net of rebates paid on rolling chip play, for the second quarter of 2007 was US$45.1 million, up from US$5.5 million in the second quarter of 2006. Results for this quarter include the operations of Crown Macau, which opened on May 12. The year over year revenue increase was driven primarily by the opening of Crown Macau. Second quarter results also reflect the impact of the acquisition of the gaming sub-concession in September 2006, which resulted in a change in reporting of gaming revenues from the Company’s Mocha Clubs from a service fee basis prior to acquisition of the sub-concession, to gaming revenue based on net win since the acquisition of the sub-concession.

Total group operating costs and expenses were US$121.7 million in the second quarter of 2007, up from US$12.9 million for the second quarter of 2006. The increase was largely attributable to the opening of Crown Macau and the commencement of amortization of the Company’s gaming sub-concession, increased amortization of land use rights for projects under development, and increased pre-opening, selling and marketing investment costs associated with the development of Crown Macau and City of Dreams. Pre-opening expense for the second quarter of 2007 was US$21.0 million, which was associated principally with the opening of Crown Macau.

Total non-operating income for the second quarter of 2007 was US$5.9 million, including US$4.2 million in interest income and US$1.6 million in net foreign exchange gains. Capitalized interest during the second quarter was US$1.2 million.

The Company reported a net loss of US$69.2 million for the second quarter of 2007, compared to a net loss of US$5.2 million for the second quarter of 2006. Net loss per share for the second quarter of 2007 was US$0.06, compared to a net loss per share of US$0.01 in the second quarter of 2006.

Crown Macau 2Q Results

For the 50 days the property was open during the second quarter of 2007, net revenue at Crown Macau totaled US$26.0 million. Prior period comparisons are not available.

Adjusted EBITDA (1) at Crown Macau was a deficit of US$14.9 million.

In the VIP table games segment, rolling chip volume totaled US$1,018 million for the second quarter of 2007 and the rolling chip table games hold percentage (calculated before discounts and commissions) was 2.4%. Our expected rolling chip table games hold percentage is 2.7%.

In the mass market table games segment, drop (non rolling chip) totaled US$54 million and table-hold percentage was 13.3%. The expected range for mass market table games hold percentage is 16% - 18%.

Gaming machine handle (volume) was US$30.8 million and gaming machine revenue was US$1.8 million during the first 50 days of operations.

Total non-gaming revenue at Crown Macau in the second quarter was US$1.7 million. Although 60 hotel rooms were available in the later part of the second quarter, no retail packages were launched with travel agents and minimal complimentary junket activity existed. As a result, second quarter occupancy and average daily rate (ADR) data are unrepresentative. Since the beginning of August, with all 216 rooms available, occupancy has run at 47% and ADR is US$246 per occupied room.

Mocha Clubs 2Q Operating Performance

Gaming revenue from the Company’s Mocha Clubs totaled US$19.1 million in the second quarter of 2007. Revenue for the second quarter of 2006, before the Company had acquired its gaming sub-concession, totaled US$5.3 million in the form of service fees received under the terms of a revenue-sharing service agreement with SJM, where the revenue share was calculated as 50% of net gaming revenues after deduction of Macau gaming tax at 39% of gross gaming revenue. On a pro forma basis (which assumes that the Mocha Clubs had operated under an owned gaming sub-concession during the second quarter of 2006), slot lounge gaming revenues at the Mocha Clubs grew 12% year-over-year.

Mocha generated US$4.5 million of adjusted EBITDA (1) in the second quarter of 2007, which compares with US$0.9 million in the second quarter of 2006.

The number of gaming machines in operation at the Mocha Clubs averaged approximately 1,000 in six locations during the second quarter of 2007. During the second quarter of 2007, average net win per gaming machine per day increased by 17% to US$223 from US$191 as compared to the same period last year.

The seventh Mocha Club is to be located at Mocha Square, a prime location in central Macau. It is scheduled to open in late September, and will add approximately 130 gaming machines to our total existing installed base of gaming machines at Mocha Clubs. Additionally, an expansion of an existing facility at Hotel Royal will be executed in two phases, with phase one targeted to open in October and phase two in December. Taking into consideration both of these developments, Mocha Clubs will have over 1,250 gaming machines by year end 2007.

Six Month Results

For the six month period ending June 30, 2007, the Company reported revenue of US$65.4 million versus US$10.9 million in the six month period ending June 30, 2006. The year over year revenue increase was driven primarily by the opening of Crown Macau.

The Company reported a net loss of US$96.4 million for the first half of 2007, compared to a net loss of US$12.8 million for the first half of 2006. The net loss per share for the first half of 2007 was US$0.08, compared to a net loss per share of US$0.03 for the year ago period.

City of Dreams Update

Phase One of City of Dreams remains targeted for opening at the end of March 2009. It will include substantially all of the 420,000 square foot casino and approximately 85,000 square feet of retail space, as well as the 366-room Hard Rock Hotel and the 295-all-suite Crown Towers Hotel, Cotai.

The 1,005-room Grand Hyatt Macau hotel is scheduled to open in September 2009, and the 1,700-seat Theatre of Dreams is scheduled for completion in the first quarter of 2009. Opening night is expected before year-end 2009 following four to six months of rehearsals. The approximately 800 unit apartment hotel complex integrated within the City of Dreams footprint is expected to be completed by December 2009 and to be marketed in advance of project completion, subject to compliance with legal and regulatory provisions.

All sub-structure and piling work was substantially completed at City of Dreams during the first quarter of 2007. The main podium superstructure works are now over 30% complete and the installation of internal partition walls together with the mechanical and electrical installation has commenced.

The Hard Rock and Crown Towers superstructure walls commenced construction in the second quarter 2007. As at the end of the second quarter 2007, procurement of the structural works contracts had largely been completed and procurement of the mechanical and electrical equipment and fit-out was in progress.

The City of Dreams works remain on target for completion in stages during 2009 as previously communicated.

Macau Peninsula Project Update

The Company recently announced that it has negotiated a one-year extension to its promissory agreement to purchase the Macau Peninsula site.

The Company continues to review and develop its plans for development of the Macau Peninsula project. Those plans are subject to completing the acquisition of the site and certain conditions including meeting applicable Macau regulatory requirements.

Financial Position and Capital Expenditure

Cash and cash equivalents as of June 30, 2007 totaled US$275.1 million. Total outstanding debt at the end of the second quarter was US$115.9 million in loans from the Company’s two major shareholders. The Company had no external borrowings at the end of June 2007 other than the shareholder loans. Total debt to shareholders’ equity ratio as of June 30, 2007 was less than 6%.

Capital expenditure for the second quarter 2007 was US$238.0 million, bringing capital expenditure to US$396.0 million for the first half of 2007. Second quarter capital expenditure consisted of US$82.9 million for Crown Macau and US$145.0 million for City of Dreams. Total capital expenditure for City of Dreams in the first half of 2007 amounted to US$182.2 million.

Conference Call Information

The Company will hold a conference call to discuss its second quarter 2007 financial results on Friday, August 17, 2007, at 8:30 a.m. Eastern Time. All interested parties are invited to join the call by accessing a live audio webcast at the Company’s website: www.melco-pbl.com. Interested parties who wish to dial in should call the following numbers:

US Toll Free Number:	1.866.362.4831
Hong Kong Toll Free Number:	852.3002.1672
Australia Toll Free Number:	1.800.002.971
UK Toll Free Number:	00.800.280.02002
US Toll Number: (for international callers)	1.617.597.5347
Passcode:	MPEL

A replay of the call will be available on the same day at 10:00 am ET (or 10:00 pm Hong Kong Time or August 18, 2007, 12:00 midnight Sydney Time or August 17, 2007, 3:00 pm Greenwich Mean Time) until August 24, 2007. To listen to the replay, please use the dial in details below:

US Toll Fee Number	1.888-286-8010
US Toll Number: (for international callers)	1.617-801-6888
Passcode:	11210910

About Melco PBL Entertainment (Macau) Limited

Melco PBL Entertainment (“MPEL”) is a developer, owner and through its subsidiary, Melco PBL Gaming (Macau) Limited (“MPBL Gaming”), an operator of casino gaming and entertainment casino resort facilities focused exclusively on the Macau market. MPBL Gaming is one of six companies granted concessions or sub-concessions to operate casinos in Macau. Its first property, Crown Macau (www.crown-macau.com), was opened on May 12, 2007. Other development projects include City of Dreams, an integrated casino resort located in Cotai. MPEL’s existing business includes the Mocha Clubs, which feature a total of approximately 1,000 gaming machines in six locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-pbl.com.

MPEL has strong support from both of its founding shareholders, Melco International Development Limited (“Melco”) and Publishing & Broadcasting Limited (“PBL”). Melco is a listed Company on the Hong Kong Stock Exchange and is substantially owned by Mr. Lawrence Ho, who is also a Co-Chairman and the CEO of MPEL. PBL is a top-20 Company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman of MPEL.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our annual report on Form 20-F, filed on March 30, 2007, as amended, and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.

Non-GAAP financial measures

(1) “adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges, stock-based compensation costs and other non-operating income and expenses. Adjusted EBITDA is presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA because it is used by some investors as a way to measure a Company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA should not be considered as an alternative to operating income as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA does not include depreciation or interest expense and therefore does not reflect current or future capital expenditure or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA. Also, MPEL’s calculation of adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

The Company has included schedules in the tables that accompany this release that reconcile operating income (loss) to adjusted EBITDA and adjusted EBITDA to net income (loss).

Contact:

Geoffrey Davis, CFA

Senior Vice President - Corporate Finance

Tel: 212.671.1936

Email: geoffreydavis@melco-pbl.com

Melco PBL Entertainment (Macau) Limited

Condensed Consolidated Statements of Operations

(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
		(As restated)		(As restated)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	44,136	5,302	64,261	10,567
Rooms	102	—	102	—
Food and beverage	1,609	212	1,776	377
Entertainment, retail and other	160	—	160	—

Gross revenues	46,007	5,514	66,299	10,944
Less: promotional allowances	(860)	—	(860)	—

Net revenues	45,147	5,514	65,439	10,944

OPERATING COSTS AND EXPENSES
Casino	(37,606)	(4,197)	(48,811)	(6,524)
Rooms	(4,018)	—	(4,018)	—
Food and beverage	(752)	(161)	(952)	(302)
General and administrative	(13,183)	(819)	(21,361)	(2,431)
Selling and marketing	(17,645)	(195)	(18,372)	(392)
Pre-opening costs	(21,036)	(2,055)	(35,276)	(2,403)
Amortization of gaming subconcession	(14,285)	—	(28,594)	—
Amortization of land use rights	(4,248)	(3,380)	(8,503)	(4,703)
Depreciation and amortization	(8,965)	(2,081)	(11,992)	(3,814)
Impairment loss recognized on slot lounge services agreement	—	—	—	(7,640)

Total operating costs and expenses	(121,738)	(12,888)	(177,879)	(28,209)

OPERATING LOSS	(76,591)	(7,374)	(112,440)	(17,265)

NON-OPERATING (EXPENSES) INCOME
Interest income	4,177	152	11,617	315
Interest expenses	(1)	(30)	(1)	(940)
Foreign exchange gain (loss), net	1,616	94	2,508	119
Other income (expense), net	85	62	147	130

Total non-operating (expenses) income	5,877	278	14,271	(376)

LOSS BEFORE INCOME TAX	(70,714)	(7,096)	(98,169)	(17,641)
INCOME TAX CREDIT	1,497	473	1,760	1,579

LOSS BEFORE MINORITY INTERESTS	(69,217)	(6,623)	(96,409)	(16,062)
MINORITY INTERESTS	—	1,382	—	3,273

NET LOSS	$(69,217)	$(5,241)	$(96,409)	$(12,789)

LOSS PER SHARE:
Basic	$(0.057)	$(0.010)	$(0.080)	$(0.026)

Diluted	$(0.057)	$(0.010)	$(0.080)	$(0.026)

LOSS PER ADS:
Basic	$(0.172)	$(0.031)	$(0.240)	$(0.077)

Diluted	$(0.172)	$(0.031)	$(0.240)	$(0.077)

WEIGHTED AVERAGE SHARES USED IN LOSS PER SHARE CALCULATION:
Basic	1,208,043,646	500,000,000	1,206,995,096	500,000,000

Diluted	1,210,583,556	500,000,000	1,209,535,006	500,000,000

Melco PBL Entertainment (Macau) Limited

Condensed Consolidated Balance Sheet

(In Thousands of U.S. dollars)

	June 30, 2007	December 31, 2006
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$275,147	$583,996
Accounts receivable	33,042	414
Amounts due from affiliated companies	152	152
Amounts due from shareholders	121	—
Inventories	1,877	196
Prepaid expenses and other current assets	8,058	1,790

Total current assets	318,397	586,548

PROPERTY AND EQUIPMENT, NET	661,624	279,885
GAMING SUBCONCESSION	854,875	885,691
INTANGIBLE ASSETS, NET	4,209	4,220
GOODWILL	81,705	81,915
LONG TERM PREPAYMENT	4,909	1,100
DEFFERED FINANCING COST	5,468	—
DEPOSIT FOR ACQUISITION OF LAND INTEREST	12,821	12,853
LAND USE RIGHTS, NET	413,506	423,066
OTHER LONG TERM DEPOSITS	5,103	4,642

TOTAL	$2,362,617	$2,279,920

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$8,358	$2,509
Accrued expenses and other current liabilities	220,219	97,369
Income tax payable	258	259
Capital lease obligations, due within one year	5	6
Amounts due to affiliated companies	5,685	10,611
Amounts due to shareholders	115,892	96,859

Total current liabilities	350,417	207,613

DEFERRED TAX LIABILITIES, NON-CURRENT	22,226	24,046
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	8	10
LOANS FROM SHAREHOLDERS	—	115,647
LAND USE RIGHTS PAYABLE	37,398	42,238
SHAREHOLDERS’ EQUITY
Ordinary shares	12,080	11,809
Additional paid-in capital	2,118,865	1,955,383
Accumulated other comprehensive (loss) income	(4,402)	740
Accumulated losses	(173,975)	(77,566)

Total shareholders’ equity	1,952,568	1,890,366

TOTAL	$2,362,617	$2,279,920

Melco PBL Entertainment (Macau) Limited

Reconciliation of Operating Income (Loss) to Adjusted EBITDA

and Adjusted EBITDA to Net Income (Loss)

(In Thousands of U.S. dollars)

(unaudited)

	Six Months Ended June 30, 2007
	Crown	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) income	$(61,423)	$5,990	$(57,007)	$(112,440)
				—
Pre-opening Costs	34,589	—	687	35,276
Depreciation and Amortization	8,085	5,388	35,616	49,089
Stock-based Compensation	—	—	3,183	3,183
Marketing Expense Relating to Crown Macau Opening	2,500 (1)	—	9,081	11,581
Impairment on Services Agreement	—	—	—	—

Adjusted EBITDA	$(16,249)	$11,378	$(8,440)	$(13,311)

	Six Months Ended June 30, 2006
	Crown	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Loss	$(4,713)	$(8,893)	$(3,659)	$(17,265)
Pre-opening Costs	1,432	67	904	2,403
Depreciation and Amortization	2,746	3,715	2,056	8,517
Stock-based Compensation	—	—	—	—
Marketing Expense Relating to Crown Macau Opening	—	—	—	—
Impairment on Services Agreement	—	7,640	—	7,640

Adjusted EBITDA	$(535)	$2,529	$(699)	$1,295

	Six Months Ended June 30,
	2007	2006
	(Unaudited)	(Unaudited)
Adjusted EBITDA	$(13,311)	$1,295
Pre-opening Costs	(35,276)	(2,403)
Depreciation and Amortization	(49,089)	(8,517)
Stock-based Compensation	(3,183)	—
Marketing Expense Relating to Crown Macau Opening	(11,581)	—
Impairment on Services Agreement	—	(7,640)
Interest and Other Income (Expense), Net	14,271	(376)
Provision for Income Taxes Credit	1,760	1,579
Minority Interest	—	3,273

Net Loss	$(96,409)	$(12,789)

(1)	Expenses related to Crown Macau opening were allocated to Crown Macau based on the property budget set at the end of 2006.

	Three Months Ended June 30, 2007
	Crown	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) income	$(44,748)	$1,738	$(33,581)	$(76,591)
				—
Pre-opening Costs	20,851	—	185	21,036
Depreciation and Amortization	6,511	2,732	18,255	27,498
Stock-based Compensation	—	—	1,533	1,533
Marketing Expense Relating to Crown Macau Opening	2,500	—	9,081	11,581
Impairment on Services Agreement	—	—	—	—

Adjusted EBITDA	$(14,886)	$4,470	$(4,527)	$(14,943)

	Three Months Ended June 30, 2006
	Crown	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Loss	$(2,868)	$(1,081)	$(3,425)	$(7,374)
Pre-opening Costs	1,193	(12)	874	2,055
Depreciation and Amortization	1,418	1,990	2,053	5,461
Stock-based Compensation	—	—	—	—
Marketing Expense Relating to Crown Macau Opening	—	—	—	—
Impairment on Services Agreement	—	—	—	—

Adjusted EBITDA	$(257)	$897	$(498)	$142

	Three Months Ended June 30,
	2007	2006
	(Unaudited)	(Unaudited)
Adjusted EBITDA	$(14,943)	$142
Pre-opening Expense	(21,036)	(2,055)
Depreciation and Amortization	(27,498)	(5,461)
Stock-based Compensation	(1,533)	—
Marketing Expense Relating to Crown Macau Opening	(11,581)	—
Impairment on Services Agreement	—	—
Interest and Other Income, Net	5,877	278
Provision for Income Taxes Credit	1,497	473
Minority Interest	—	1,382

Net Loss	$(69,217)	$(5,241)

Melco PBL Entertainment (Macau) Limited

Supplemental Data Schedule

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Crown Macau*
Average number of table games	184	N/A	N/A	N/A
Average number of gaming machines	518	N/A	N/A	N/A
Period end number of table games	219	N/A	N/A	N/A
Period end number of gaming machines	538	N/A	N/A	N/A
Table games win per unit per day (2)	$3,415	N/A	N/A	N/A
Gaming machines win per unit per day (3)	$70	N/A	N/A	N/A
Average Daily Room Rate — ADR (4)	$177	N/A	N/A	N/A
Occupancy %	33%	N/A	N/A	N/A
Revenue per available room — REVPAR (5)	$71%	N/A	N/A	N/A

(2)	Table games win per unit per day is shown before discounts and commissions
(3)	Gaming machine win per unit per day is shown before deducting cost for slot points
(4)	ADR is Average Daily Rate and is calculated by dividing total room revenue by total occupied rooms
(5)	REVPAR is Revenue per Available Room and is calculated by dividing total room revenue by total rooms available
*	All statistics calculated from May 12, the opening date of Crown Macau